SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Publicly Traded Company

MATERIAL FACT

Payment of Interest on Own Capital

Rio de Janeiro, February 24th, 2012 – Petróleo Brasileiro S.A – Petrobras announces that it will pay the 4th installment of the anticipated distribution of remuneration to shareholders concerning the 2011 fiscal year on February 29th, 2012. Payment will be done under the form of Interest on Own Capital, based on the shareholding position of January 02nd, 2012, according to Material Fact disclosed to the market on December 22nd, 2011.

With respect to the amount of R$ 0.20 (per share) of the 4th installment of the IOC, R$ 0.0227 will be discounted from the monetary correction of the IOC installments paid throughout 2011 (payment date up to 12/31/2011), resulting in the amount of R$ 0.1773. This amount will be adjusted by the SELIC rate of 12/31/2011 up to February 29th, 2011, attaining the amount of R$0.1802. The tables below present the monetary correction calculations.

	Amount	Selic Rate Adjustment	Total Amount
1st IOC installment (05/31/2011)	R$ 0.20	R$ 0.0136	R$ 0.2136
2nd IOC installment (08/31/2011)	R$ 0.20	R$ 0.0073	R$ 0.2073
3rd IOC installment (11/30/2011)	R$ 0.20	R$ 0.0018	R$ 0.2018
TOTAL	R$ 0.60	R$ 0.0227	R$ 0.6227

IOC
Amount in Reais per ON and PN share	R$ 0.1773
Selic Rate Adjustment	R$ 0.0029
Total Amount	R$ 0.1802

A 15% income tax rate will be levied on the amount of R$ 0.1773 of the interest on own capital, and on the amount of R$ 0.0029, corresponding to the adjustment by the Selic rate, income tax will be levied to the rate of 22.5%. The Income Tax withholdings mentioned above will not apply to exempt shareholders.

Almir Guilherme Barbassa

Diretor Financeiro e de Relações com Investidores

Petróleo Brasileiro S.A. – Petrobras

www.petrobras.com.br/ri

    Para mais informações: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

Relacionamento com Investidores I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ   I Tel.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários), e Seção 21E da lei de Negociação de Valores Mobiliários de 1934, conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas previstos ou não pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.